Alcon

To the shareholders of Alcon Inc.

Invitation to the Annual General Meeting of Alcon Inc.

SwissTech Convention Center (STCC), Rue Louis Favre 2,
1024 Ecublens, Switzerland

Tuesday, May 6, 2025, at 09:30 a.m. CEST
(doors open at 08:30 a.m. CEST)

Agenda and Proposals of the Board of Directors
1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2024
Proposal
The Board of Directors proposes that the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2024 be approved, acknowledging the reports of the statutory auditors.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2024.
2.Discharge of the members of the Board of Directors and the members of the Executive Committee
Proposal
The Board of Directors proposes that the members of the Board of Directors and the members of the Executive Committee be granted discharge for the 2024 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the discharge of the members of the Board of Directors and the members of the Executive Committee.
3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2024
Proposal

(CHF thousands)
Balance brought forward from previous year	17,790,649
Dividend paid during the year	(118,670)
Net income for the year	274,391
Earnings available to the Annual General Meeting	17,946,370
The Board of Directors proposes that:
▪out of the earnings available to the Annual General Meeting, a gross dividend of CHF 0.28 per dividend-bearing share be declared while shares held by the Alcon Group will not be entitled to a dividend payment; and
▪the remaining amount of available earnings, after appropriation of the proposed dividend, be carried forward.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the appropriation of earnings and declaration of dividend. Calculated on the total number of issued shares of 499,700,000, the proposed dividend corresponds to a maximum total amount of CHF 139,916,000. No dividend is paid on shares held by the Alcon Group. The first trading day ex-dividend is expected to be May 13, 2025 (for shares held through SIX SIS) and May 14, 2025 (for shares held through DTC), and the payout date in Switzerland is expected to be on or around May 15, 2025. The Swiss withholding tax of 35% will be deducted from the gross dividend amount. The different ex-dividend dates for shares held through SIX SIS and through DTC are due to the fact that the US settlement practice changed from T+2 to T+1 in 2024.

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4.Consultative vote on the 2024 Report on Non-Financial Matters
Proposal
The Board of Directors proposes that the 2024 Report on Non-Financial Matters be approved (non-binding consultative vote).
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to approve the 2024 Report on Non-Financial Matters. This approval will be subject to a non-binding consultative vote. The 2024 Report on Non-Financial Matters can be found in pages 53-66 of the 2024 Social Impact and Sustainability Report, available at https://investor.alcon.com/Swiss-Non-Financial-Matters-Report.
5.Votes on the compensation of the Board of Directors and of the Executive Committee
5.1Consultative vote on the 2024 Compensation Report
Proposal
The Board of Directors proposes that the 2024 Compensation Report be accepted (non-binding consultative vote).
Comment: Pursuant to our Articles of Incorporation, the Board of Directors shall submit the 2024 Compensation Report to a consultative vote of the shareholders. The 2024 Compensation Report can be found in pages 80-115 of the 2024 Annual Report. Please also refer to the enclosed "Say-on-Pay" brochure for further explanations.
5.2Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i.e. from the 2025 Annual General Meeting to the 2026 Annual General Meeting
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2025 Annual General Meeting to the 2026 Annual General Meeting in the amount of CHF 3,900,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Board of Directors. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
5.3Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i.e. 2026
Proposal
The Board of Directors proposes that shareholders approve the maximum aggregate amount of compensation of the Executive Committee for the 2026 financial year in the amount of CHF 43,000,000.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to vote on the compensation of the Executive Committee. Please refer to the enclosed "Say-on-Pay" brochure for further explanations.
6.Re-elections and Election of the Chair and the Members of the Board of Directors
Proposal
The Board of Directors proposes the re-election of the current members of the Board of Directors listed below, each for a term of office of one year extending until completion of the 2026 Annual General Meeting. In addition, the Board of Directors proposes the election of Deborah Di Sanzo as member of the Board of Directors, effective as of September 1, 2025, and for a term of office extending from September 1, 2025, until completion of the 2026 Annual General Meeting.
6.1Re-election of F. Michael Ball (as Member and Chair)
6.2Re-election of Lynn D. Bleil (as Member)
6.3    Re-election of Arthur Cummings (as Member)
6.4     Re-election of David J. Endicott (as Member)
6.5     Re-election of Thomas Glanzmann (as Member)

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6.6     Re-election of D. Keith Grossman (as Member)
6.7     Re-election of Scott Maw (as Member)
6.8     Re-election of Karen May (as Member)
6.9     Re-election of Ines Pöschel (as Member)
6.10     Re-election of Dieter Spälti (as Member)
6.11    Election of Deborah Di Sanzo (as Member)
An innovative business leader with more than thirty years of experience in the fields of technology and health care, Deborah Di Sanzo brings to the Board extensive experience in digital, artificial intelligence, and the use of cutting-edge technology and healthcare insights to create effective and innovative solutions. Ms. Di Sanzo has served as president of Best Buy Health for Best Buy Co. Inc. since 2020, where she is responsible for the company’s health technology business focused on enabling care at home for everyone. Ms. Di Sanzo held several health care leadership roles prior to joining Best Buy, including General Manager of IBM Watson Health from 2015-2018 and CEO of Philips Healthcare from 2012 to 2014. Deborah is also an instructor at the Harvard T.H. Chan School of Public Health and has served on the board of AstraZeneca since 2017. She previously served on the boards of Novanta, Inc. from 2019 to 2022 and ReWalk Robotics Ltd. from 2015 to 2018. She holds a bachelor’s degree from Merrimack College in Massachusetts and an MBA from Babson’s F.W. Olin Graduate School of Business.

Deborah Di Sanzo is independent from Alcon according to the independence criteria set forth by the Board of Directors.

Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the Chair and the members of the Board of Directors. The term of office for all members of the Board of Directors expires at the completion of the Annual General Meeting on May 6, 2025. All current members of the Board of Directors listed above are standing for re-election. In addition, Deborah Di Sanzo is standing for election for the first time, to be effective as of September 1, 2025. The re-elections, and the election, respectively, of the members of the Board of Directors shall be effected on an individual basis. Information on the professional background of the current members of the Board of Directors can be found in the 2024 Annual Report, available at https://investor.alcon.com/financials/annual-reports/default.aspx.
7.Re-elections of the Members of the Compensation Committee
Proposal
The Board of Directors proposes the re-election of the current members of the Compensation Committee, each for a term of office of one year extending until completion of the 2026 Annual General Meeting.
7.1Re-election of Thomas Glanzmann
7.2Re-election of Scott Maw
7.3Re-election of Karen May
7.4Re-election of Ines Pöschel
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the members of the Compensation Committee. All current members of the Compensation Committee are standing for re-election. The re-elections shall be effected on an individual basis. The Board of Directors intends to re-designate Karen May as Chair of the Compensation Committee, subject to her re-election as a member of the Board of Directors and member of the Compensation Committee.
8.Re-election of the independent representative
Proposal
The Board of Directors proposes the re-election of Hartmann Dreyer, Attorneys-at-law, P.O. Box 343, 1701 Fribourg, Switzerland, as independent representative for a term of office of one year extending until completion of the 2026 Annual General Meeting.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the independent representative.

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9.Re-election of the statutory auditors
Proposal
The Board of Directors proposes the re-election of PricewaterhouseCoopers SA, Geneva, as statutory auditors for the 2025 financial year.
Comment: Pursuant to our Articles of Incorporation, the Annual General Meeting has the competence to elect the statutory auditors.

Fribourg, April 4, 2025
Alcon Inc.
Board of Directors

Enclosures:	‐ Registration form with reply envelope
‐ Brochure "Say-on-Pay"

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Organizational Topics
No Trading Restriction on Shares of Alcon Inc.
The registration of shareholders for voting purposes does not affect the trading of shares held by registered shareholders before, during or after the Annual General Meeting.
Annual Report
The Annual Report is available electronically at https://investor.alcon.com/financials/annual-reports/default.aspx.
The invitation including the agenda and the proposals of the Board of Directors, along with the brochure "Say-on-Pay" will be mailed directly to shareholders who are registered in the Company’s share register with the right to vote.
Registration and Admission Cards
Shareholders entered in the share register with the right to vote on April 22, 2025 are entitled to vote in the Annual General Meeting. These shareholders may authorize Hartmann Dreyer Attorneys-at-Law to act as their independent representative either by using the reply form enclosed or electronically (e-voting). The reply form or a corresponding electronic notification must reach the independent representative no later than May 1, 2025.
Proxy/Voting
If you cannot attend our Annual General Meeting in person, you may:
a) authorize Hartmann Dreyer Attorneys-at-law to act as your independent representative;
or
b) arrange to be represented by means of a written proxy by a third person who does not need to be a shareholder.
Electronic Authorization/Voting and Instructions to the Independent Representative (e-voting)
Shareholders may register by using the e-voting platform via www.gvote.ch to either request an admission card, appoint a proxy or issue voting instructions to the independent representative.
The requisite login details are enclosed in the reply form. Personalized login details remain valid. Shareholders may submit voting instructions electronically, or change any instructions that they may have communicated electronically, up to but no later than 11:59 p.m. on May 1, 2025.
Additionally, holders of shares in the United States should follow the instructions provided by their brokers, trustees, nominees or the Company's transfer agent, as applicable.
Speakers' Desk
Shareholders who wish to speak are requested to notify the speakers’ desk near the podium before the Annual General Meeting begins.
Mobile Phones
Please switch off your mobile phones during the Annual General Meeting.
Translation
The Annual General Meeting will be conducted primarily in English. Simultaneous translation into French and German will be available.
Means of Transport
Shareholders are requested to use public transport since parking facilities at the STCC are limited.

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Public Transport
From the train station in Lausanne to STCC in Lausanne, please use the metro "M2" to "Croisettes" and get off at the stop "Lausanne-Flon". Then please use the metro "M1" to "Renens-Gare" and get off at the stop "EPFL". The journey is around 21 minutes. Metro "M2" is available every 2 to 5 minutes. Metro "M1" is available every 5 to 7.5 minutes.
From the train station in Renens to STCC in Lausanne, please use the metro "M1" to "Lausanne-Flon" and get off at the stop "EPFL". The journey is around 6 minutes. Metro "M1" is available every 5 to 7.5 minutes.
Leaving the Annual General Meeting Early
Shareholders who leave the Annual General Meeting early are requested to hand in their unused voting materials and the electronic voting unit on their way out.

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Contact Us
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg
Switzerland
Phone: +41 58 911 21 10
investor.relations@alcon.com
https://www.investor.alcon.com/

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